UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

Specialized Disclosure Report

NEIMAN MARCUS GROUP LTD LLC

(Exact name of the registrant as specified in its charter)

Delaware	333-133184-12	20-3509435
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1618 Main Street, Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

Tracy M. Preston	(214) 743-7600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Introduction

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) by Neiman Marcus Group LTD LLC (herein referred to as “NM Group”, the “Company”, “we” or “us”).  NM Group is a luxury, multi-branded, omni-channel fashion retailer conducting integrated store and online operations principally under the Neiman Marcus and Bergdorf Goodman brand names.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured merchandise contains specified conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”) for the purposes of this assessment.  These requirements apply to every registrant that files reports with the Securities and Exchange Commission (“SEC”) under Sections 13(a) or 15(d) of the Exchange Act, having 3TG that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured.  Such a registrant must conduct a reasonable country of origin inquiry (“RCOI”) as to whether the conflict minerals may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or may not have originated from recycled and scrap sources.

If the SEC registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or may not have originated from recycled or scrap resources as the case may be, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and, generally, attach as an exhibit a report, Conflict Minerals Report (“CMR”), which includes a description of those due diligence measures.

The Company conducted a RCOI with respect to the 2013 calendar year ending December 31, 2013, and it has concluded that based on that inquiry it has no reason to believe that any of the 3TG in its supply chain may have originated in the Covered Countries, or may not have originated from recycled or scrap resources, as the case may be.  Accordingly, the Company has not proceeded to the next step involving due diligence on source and chain of custody.

Item 1.01  Conflicts Minerals Disclosure and Report

In conducting its RCOI, the Company first evaluated whether any of its merchandise, and if so which ones, might contain conflicts minerals.  As a retail business, we determined that most of our merchandise was not subject to the Rule because the Company merely purchases these finished merchandise from its suppliers for re-sale, and did not contract for their manufacture.  Although the Rule equally does not apply to finished merchandise to which we merely affixed our brand, mark, logo, or label, we nonetheless included such merchandise in our RCOI for the purposes of this report in order to ensure that we did not overlook any merchandise that is or may be covered by the Rule.  Accordingly, our inquiry focused on private label merchandise (including design direct merchandise) bearing any of our trademark names or logos sold to us by our vendors/suppliers.

Through our Conflict Minerals Program, we defined the scope of our RCOI by identifying and reaching out to our current vendors/suppliers that engage in manufacturing private label merchandise (including design direct merchandise) bearing any of our trademark names or logos that may contain 3TG.  We adopted the template developed jointly by the companies of Electronic Industry Citizenship Coalition (EICC) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (“Template”). The Template was developed to facilitate disclosure and communication of information on conflict minerals, including country of origin.  It is our understanding that the Template is being widely used by many companies in their RCOI processes related to conflict minerals.  We launched our conflict minerals due diligence communication survey, including the Template and Vendor Certification, to the vendors/suppliers that we identified, and evaluated the responses that we received.

In particular, our Conflicts Minerals Program involved the following steps:

1.1                               On an annual basis, a questionnaire is sent to all of our Company’s merchant divisions to determine if any divisions have retained vendors/suppliers to manufacture private label merchandise (including design direct merchandise) bearing any of our trademark names or logos.

1.2                               If the merchant office responds “NO”, then it does not need to respond to the remainder of the questionnaire and the merchant office returns its response to the Legal Division.

1.3                               If the merchant office responds “YES”, then it must answer the remaining questions indicating whether the type of merchandise contains any metals.  If yes, the merchant office must identify the type of merchandise and the vendor/supplier.

1.4                               The Company compiles this list of vendors/suppliers and sends a letter to each of the vendors/suppliers advising the vendor/supplier to complete an enclosed Template and a Vendor Certification, and return both documents to the Company.

1.5                               In conjunction with the Template and Certification process outlined in 1.4 above, the Company independently verifies, where possible, the identified vendor’s/supplier’s position and other publicly available information on conflict minerals related to its products by reviewing the vendor’s/supplier’s branded website online.

1.6                               The Company identified fifty-seven (57) of its vendors/suppliers who are required to complete the Template and Certification process outlined in 1.4 above.  We have relied on these vendor’s/supplier’s responses to provide us with information about the source of conflict minerals contained in the merchandise sold to us.

As noted above, following its RCOI for the 2013 calendar year, the Company has concluded that based on that inquiry it has no reason to believe that any of the 3TG in its supply chain may have originated in the Covered Countries, or may not have originated from recycled or scrap resources, as the case may be.

A copy of the Company’s Specialized Disclosure Report on Conflict Minerals may be found publicly on our website at www.neimanmarcus.com in the Investor Relations/Information section under Corporate Governance. The website and the information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEIMAN MARCUS GROUP LTD LLC
(Registrant)

By:	/s/ Tracy M. Preston	June 2, 2014
	Senior Vice President and General Counsel	(Date)